1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Additional Comments by Siliconware Precision Industries Co., Ltd.’s Review Committee on Advanced Semiconductor Engineering, Inc.’s Tender Offer of the Siliconware Precision Industries Co., Ltd.’s Common Shares and ADRs

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: September 7, 2015

Taichung, Taiwan – September 5, 2015 – According to recent media reports, Advanced Semiconductor Engineering, Inc.’s (Taiwan Stock Exchange: 2311.TT, NASDAQ:ASX) (“ASE”) Chairman Jason C.S. Chang and COO Tien Wu have responded to the conclusions of Siliconware Precision Industries Co., Ltd.’s (Taiwan Stock Exchange: 2325.TT, NASDAQ:SPIL) (the “Company”) Review Committee’s August 28, 2015 meeting (the “ASE Response”). The Company’s Review Committee held a meeting today and the Review Committee’s additional comments are as follows:

1.	The ASE Response expresses that, in accordance with law, ASE’s tender offer could not be publicly disclosed prior to being made and that due to legal restrictions, ASE could not notify the Company beforehand. However, according to legal research, Taiwan laws and regulations do not prohibit a company making a tender offer from communicating with the target company of the tender offer in order to facilitate the tender offer process. In actuality, there are few precedents in Taiwan where an entity making a tender offer has not communicated with the tender offer target company. ASE clearly has a misunderstanding of Taiwan laws and the tender offer practice.

2.	The ASE Response professes that ASE’s tender offer is purely a financial investment and that ASE will not interfere with the business operations of the Company. The Review Committee, on the basis of protecting the interests of the Company’s shareholders, recommends ASE to formally state and confirm in the tender offer prospectus and the documents and announcements submitted to the competent authority that ASE’s tender offer is purely a financial investment, that ASE will not interfere with the business operations of the Company and that, while ASE holds the Company’s shares, it will not directly or indirectly be a director of the Company or nominate anyone to be a director of the Company. This will better allow the Company’s shareholders to decide whether or not to participate in ASE’s tender offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: September 8, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer